UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)


           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                           pursuant to Rule 13d-2(a).
                               (Amendment No.__)*


                                F5 NETWORKS, INC.
            --------------------------------------------------------
                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    315616102
            --------------------------------------------------------
                                 (CUSIP NUMBER)

            --------------------------------------------------------

                                  URSULA RANIN
                                NOKIA CORPORATION
                                KEILALAHDENTIE 4
                                  P.O. BOX 226
                             FIN-00045 NOKIA GROUP
                                    FINLAND
                                011-358-9-180-71

                                    COPY TO:
                                SCOTT D. MILLER
                              SULLIVAN & CROMWELL
                             1870 EMBARCADERO ROAD
                            PALO ALTO, CA 94303-3308
                                 (650) 461-5600
            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 28, 2001
            --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



                               Page 1 of 12 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 315616102                                         Page 2 of 12 Pages
          ----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   NOKIA FINANCE INTERNATIONAL B.V.
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [ ]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   THE NETHERLANDS
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     0
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     2,466,421 SHARES OF COMMON STOCK
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     0
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     2,466,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   2,466,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   10% OF COMMON STOCK
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 315616102                                          Page 3 of 12 Pages
          ----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   NOKIA CORPORATION
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [ ]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   REPUBLIC OF FINLAND
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     0
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     2,466,421 SHARES OF COMMON STOCK
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     0
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     2,466,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   2,466,421 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   10% OF COMMON STOCK
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Nokia Finance International B.V., a private company with limited liability incorporated under the laws of The Netherlands ("NFI"), and Nokia Corporation, a corporation incorporated under the laws of the Republic of Finland ("Nokia"), in accordance with their Agreement of Joint Filing (Exhibit A hereto), hereby file this statement on Schedule 13D (the "Statement") with respect to the shares of common stock, no par value (the "Common Stock"), of F5 Networks, Inc., a Washington corporation (the "Company"). NFI and Nokia are collectively referred to as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

          This Statement relates to shares of Common Stock of the Company. The principal executive offices of the Company are located at 401 Elliott Avenue West, Seattle, Washington 98119.

ITEM 2.  IDENTITY AND BACKGROUND.

          NFI is a wholly owned subsidiary of Nokia Corporation. The principle executive offices of NFI are located at Strawinskylaan 3111, NL-1077ZX Amsterdam, Postbus 1469, 10000BL Amsterdam, The Netherlands. NFI's principal business is providing financial management services for the Nokia Group companies.

          Nokia's principal executive offices are located at Keilalahdentie 4, P.O. Box 226, FIN-00045 NOKIA GROUP, Finland. Nokia is a world leader in mobile communications, having become the world's leading supplier of mobile phones and a leading provider of mobile, fixed and Internet Protocol networks. Nokia's shares, nominal value 0.06 euro, are listed on the Helsinki Exchanges under the symbol "NOK1V" and American Depositary Shares ("ADS") of Nokia are traded on the New York Stock Exchange under the symbol "NOK". Each ADS represents one share. Nokia's shares are also traded on the Stockholm, London, Frankfurt and Paris stock exchanges.

          Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of the Reporting Persons: (i) name, (ii) business address,
(iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of the funds used in making the purchases of the shares of Common Stock described herein were available working capital of NFI in the aggregate amount of $36,678,146.69. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


                               Page 4 of 12 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

          The purpose of NFI's acquisition of 2,466,421 shares of Common Stock to which this Statement relates is to make an investment in the Company as well as to facilitate the entry by the Company and Nokia, Inc., an affiliate of NFI, into an OEM Software License Agreement and a Technology Development Agreement.

          Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement have the meaning assigned to such terms in the Common Stock and Warrant Purchase Agreement, dated June 26, 2001 (the "Purchase Agreement"), between the Company and NFI. The descriptions of the Purchase Agreement, the Investor's Rights Agreement, dated June 26, 2001 (the "Investor's Rights Agreement"), between the Company and NFI and the Common Stock Purchase Warrant, dated June 26, 2001 (the "Warrant"), issued by the Company to NFI are qualified entirely by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B, C and D, respectively. Exhibits B, C and D are specifically incorporated herein by reference in response to this Item 4.

          Pursuant to the terms of the Purchase Agreement, NFI purchased one share less than 10% of the outstanding shares of Common Stock of the Company. As set forth in the Purchase Agreement, NFI will initially nominate a person reasonably acceptable to the Company's Board of Directors to fill a vacant seat on the Board.

          The Investor's Rights Agreement contains certain terms and provisions governing the relationship between the Company and NFI. These include, without limitation:

     (i) demand and piggy-back registration rights granted to NFI in respect of the shares of Common Stock issued to NFI in connection with the Purchase Agreement;

     (ii) preemptive rights with respect to future issuances of the Company's outstanding capital stock for so long as NFI owns not less than 5% of the outstanding capital stock of the Company. These preemptive rights entitle NFI to retain its proportionate ownership interest in the Company;

     (iii) board representation rights that entitle NFI to nominate one member to the Company's Board of Directors;

     (iv) certain information rights that entitle NFI to obtain business information made available to the Board of Directors of the Company and to discuss with the Company's executive officers the Company's affairs, finances and accounts;

     (v) a standstill provision that, subject to certain exceptions, restricts NFI from acquiring additional shares of the Company's Common Stock without approval of the Company's Board of Directors for a period of two years following the execution of the Investor's Rights Agreement; and

     (vi) share transfer restrictions that limit the transfer of the Company's Common Stock by NFI.

The Investor's Rights Agreement will terminate on the latest of (i) the second anniversary of the Investor's Rights Agreement, (ii) the termination of the OEM Agreement, or (iii) the termination of the Technology Agreement.

          The Warrant gives NFI the right to acquire from time to time during the exercise periods set forth in Section 2 of the Warrant up to one share less than 20% of the Company's shares of Common Stock. However, the additional shares of Common Stock that NFI may acquire pursuant to the Warrant are not subject to this filing given the exercise schedule set forth in Section 2 of the Warrant and the requirements of Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          Except as set forth above, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          According to representations of the Company set forth in the Agreement, the total number of shares of the Company's Common Stock outstanding as of June 26, 2001 was 22,197,803 shares.

          As of the date of the filing of this Statement, the Reporting Persons may be deemed each to be the beneficial owner of 2,446,421 shares of Common Stock for purposes of Rule 13d-3 under the Exchange Act, which represents approximately 10% of the shares of Common Stock outstanding as of June 26, 2001.

          The Reporting Persons have the sole power to vote or to direct the vote or dispose or direct the disposition of 2,466,421 shares of Common Stock. To the knowledge of the Reporting Persons, there are no shares of Common Stock which are beneficially owned by any other person referred to in Schedule 1 hereto.

          Except as set forth herein, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Schedule 1 hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 4 and the exhibits filed under Item 7 hereof, which are incorporated herein by reference.

          Except for the agreements described in Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 attached hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.     Agreement of Joint Filing, dated July 9, 2001, by and between
               Nokia Finance International B.V. and Nokia Corporation.

Exhibit B      Common Stock and Warrant Purchase Agreement between F5 Networks,
               Inc. and Nokia Finance International B.V., dated June 26, 2001.

Exhibit C      Investor's Rights Agreement between F5 Networks, Inc. and Nokia
               Finance International B.V., dated June 26, 2001.

Exhibit D      Common Stock Purchase Warrant of F5 Networks, Inc., dated June
               26, 2001.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


July 9, 2001

                                          NOKIA FINANCE INTERNATIONAL B.V.



                                          By  /s/  Ursula Ranin
                                          --------------------------------------
                                          Name: Ursula Ranin
                                          Title:  Director


                                          By  /s/  Hannu Mustonen
                                          --------------------------------------
                                          Name: Hannu Mustonen
                                          Title:  Director



                                          NOKIA CORPORATION



                                          By  /s/  Ursula Ranin
                                          --------------------------------------
                                          Name: Ursula Ranin
                                          Title:  Vice President and
                                                  General Counsel


                                          By  /s/  Hannu Mustonen
                                          --------------------------------------
                                          Name: Hannu Mustonen
                                          Title:  Director and
                                                  Head of Corporate Tax Planning

                                   SCHEDULE 1


              DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA CORPORATION


          The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Corporation. Unless otherwise indicated, the business address of each such person is c/o Nokia Corporation Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Finland and each person is a citizen of Finland.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------
Board of Directors
------------------

Jorma Ollila .......................  Chairman and CEO, and Chairman of the
                                      Group Executive Board of Nokia
                                      Corporation.

                                      Member of the Board of Directors of Ford
                                      Motor Company, Otava Books and Magazines
                                      Group Ltd and UPM-Kymmene Corporation.
                                      Deputy Chairman of the Board of the
                                      Confederation of Finnish Industry and
                                      Employers and member of The European Round
                                      Table of Industrialists.

Paul J. Collins ....................  Vice Chairman of the Board of Directors of
Citizenship:  United States           Nokia Corporation.

                                      Member of the Board of Directors of BG
                                      Group, Genuity Corporation and
                                      Kimberly-Clark Corporation.

Georg Ehrnrooth ....................  Chairman of the Board of Directors of Assa
                                      Abloy Corporation, Sanitec Corporation and
                                      Varma-Sampo Mutual Pension Insurance
                                      Company, and member of the Board of
                                      Directors of Oy Karl Fazer Ab, Rautaruukki
                                      Group, Sandvik AB, Sampo plc and Wartsila
                                      Corporation. Chairman of The Centre for
                                      Finnish Business and Policy Studies (EVA).

Dr. Bengt Holmstrom ................  Paul A. Samuelson Professor of Economics
                                      at MIT, joint appointment at the MIT Sloan
                                      School of Management.

                                      Member of the Board of Directors of
                                      Kuusakoski Oy. Member of the American
                                      Academy of Arts and Sciences and Foreign member of The Royal Swedish Academy of

                                      Sciences.

Robert F.W. vanOordt ...............  Chairman of the Supervisory Board of
Citizenship:  The Netherlands         Rodamco Europe N.V.

                                      Member of the Board of Directors of Fortis
                                      Bank N.V., Schering-Plough Corporation and
                                      N.V. Union Miniere S.A. and member of the Supervisory Board of Draka Holding N.V.

Marjorie Scardino ..................  Chief Executive Officer and member of the
Citizenship:  United States           Board of Directors of States Pearson plc.


                                      Member of the Board of Directors of
                                      ConAgra, Inc.

Vesa Vainio ........................  Chairman of the Board of Directors of
                                      Nordea plc.

                                      Chairman of the Board of Directors of
                                      UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Wartsila Corporation. Chairman of the Board of The Central Chamber of Commerce of Finland.

Arne Wessberg ......................  President of Yleisradio Oy (Finnish
                                      Broadcasting Company).

                                      Chairman of the Board of Directors of
                                      Digita Oy. President of the European
                                      Broadcasting Union (EBU) and member of the Board of Directors of the International Council of NATAS and the Confederation of Finnish Industry and Employers.

Group Executive Board
---------------------

Jorma Ollila .......................  Chairman and CEO, and Chairman of the
                                      Group Executive Board of Nokia
                                      Corporation.

                                      Member of the Board of Directors of Ford
                                      Motor Company, Otava Books and Magazines
                                      Group Ltd and UPM-Kymmene Corporation.
                                      Deputy Chairman of the Board of The
                                      Confederation of Finnish Industry and
                                      Employers, and member of The European
                                      Round Table of Industrialists.

Pekka Ala-Pietila ..................  President of Nokia Corporation.

                                      Member of the Board of the Economic
                                      Information Bureau and the
                                      Finnish-Japanese Chamber of

                                      Commerce.

Dr. Matti Alahuhta .................  President of Nokia Mobile Phones.

                                      Member of the Board of Directors of
                                      Finnair Oyj. Chairman of the Board of
                                      Federations of Finnish Electrical and
                                      Electronics Industry, Vice Chairman of the
                                      Board of The Federation of Finnish Metal,
                                      Engineering and Electrotechnical
                                      Industries, and member of the Board of The
                                      Central Chamber of Commerce of Finland and of The International Institute for Management Development (IMD).

Sari Baldauf .......................  President of Nokia Networks.

                                      Member of the Board of International Youth
                                      Foundation and Technical Research Centre of Finland, and member of The National Committee for the Information Society Issues.

Mikko Heikkonen ....................  Executive Vice President and General
                                      Manager, Customer Operations of Nokia
                                      Networks.

Olli-Pekka Kallasvuo ...............  Executive Vice President and CFO of Nokia
                                      Corporation.

                                      Chairman of the Board of Directors of
                                      F-Secure Corporation, Nextrom Holding
                                      S.A., Nokian Tyres plc and Sampo plc and member of the Board of Directors of Fortum Corporation.

Dr. Yrjo Neuvo .....................  Executive Vice President and CTO of Nokia
                                      Mobile Phones.

                                      Vice Chairman of the Board of Directors of Vaisala Corporation. Member of the Finnish Academy of Technical Sciences, the Finnish Academy of Science and Letters, and Academiae Europae, Foreign member of the Royal Swedish Academy of Engineering Sciences, and Fellow of the Institute of Electrical and Electronics Engineers.

Veli Sundback ......................  Executive Vice President, Corporate
                                      Relations and Trade Policy of Nokia
                                      Corporation.

                                      Chairman of the Board of Directors of
                                      Huhtamaki Oyj. Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section and Chairman of the Trade Policy Committee of The Confederation of Finnish Industry and Employers.

Anssi Vanjoki ......................  Executive Vice President of Nokia Mobile
                                      Phones.

      DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA FINANCE INTERNATIONAL B.V.

          The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Finance International B.V. Unless otherwise indicated, the business address of each such person is c/o Nokia Finance International B.V., Strawinskylaan 3111, NL-1077ZX Amsterdam, Postbus 1469, 1000BL Amsterdam, The Netherlands and each such person is a citizen of Finland.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Board of Management
-------------------

Ursula Ranin .......................  Vice President and General Counsel of
                                      Nokia Corporation.

Hannu Mustonen .....................  Director and Head of Corporate Tax
                                      Planning of Nokia Corporation.

Bob Elfring ........................  Managing Director of Lehman Brothers
Citizenship: The Netherlands          International (Europe).

ABN AMRO Trust Company .............  Trust company.
(Nederland) B.V.
State of Organization:  The Netherlands

Board of Supervisory Directors
------------------------------

Olli-Pekka Kallasvuo ...............  Executive Vice President and CFO of Nokia
                                      Corporation.

Maija Torkko .......................  Senior Vice President and Corporate
                                      Controller of Nokia Corporation.

Timo Ihamuotila ....................  Vice President and Corporate Treasurer of
                                      Nokia Corporation.